Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  February 28, 2002



On February 28, 2002, The Limited, Inc. issued the following press release:


         INTIMATE BRANDS, INC. REPORTS 2001 AND FOURTH QUARTER EARNINGS


Columbus, Ohio, February 28, 2002-- Intimate Brands, Inc. (NYSE: IBI) today reported results for the fourth quarter and full year 2001.

"Inventory discipline across the brands, coupled with an outstanding Holiday performance at Victoria's Secret, led to a 33% increase in fourth quarter earnings per share at Intimate Brands, Inc.," stated Leslie H. Wexner, Chairman and Chief Executive Officer.

Fourth Quarter Results
----------------------
Comparable store sales for the thirteen weeks ended February 2, 2002 were flat compared to the thirteen weeks ended February 3, 2001. Net sales were $1.936 billion for the thirteen weeks ended February 2, 2002 compared to $1.938 billion for the fourteen weeks ended February 3, 2001. Excluding sales from the extra week in the fourth quarter last year, the sales increase from the comparable thirteen-week period last year was 4%.

Earnings per share were $0.61 for the quarter ended February 2, 2002, up 33% from adjusted earnings per share of $0.46 last year; operating income was $501.6 million, an increase of 30% compared to adjusted operating income of $387.3 million last year; and net income was $299.9 million, an increase of 32% compared to adjusted net income of $227.5 million last year. Reported earnings per share for the fourth quarter 2000, including the special and non-recurring charge described below, were $0.45 per share.

Full Year Results
-----------------
Comparable stores sales decreased 5% for the fifty-two weeks ended February 2, 2002, compared to the fifty-two weeks ended February 3, 2001. Net sales were $5.021 billion for the fifty-two weeks ended February 2, 2002 compared to $5.117 billion for the fifty-three weeks ended February 3, 2001. Excluding sales from the extra week last year, sales were flat to the comparable period last year.

Earnings per share were $0.80 for the year ended February 2, 2002, a decrease of 9% from adjusted earnings per share of $0.88 last year; operating income was $666.5 million, a decrease of 12% compared to adjusted operating income of $754.4 million last year; and net income was $393.2 million, a decrease of 10% compared to adjusted net income of $438.4 million last year. Reported earnings per share for fiscal year 2000, including the special and non-recurring charge described below, were $0.87 per share.

Adjusted Results and Special Item
---------------------------------
Adjusted results are presented in order to improve investors' understanding of financial results and improve comparability of financial information from period to period. Adjusted results as reported above exclude a fourth quarter 2000 special and non-recurring charge of $9.9 million, or $0.01 per share, to close Bath & Body Works' nine stores in the United Kingdom. Please refer to the attached income statements for the quarter and year for results that include the special item.

2002 Outlook
------------
With respect to 2002, the Company expects the economic and retail environment, particularly in the first half, to be challenging, and therefore will continue to manage inventories, expenses and capital spending conservatively.

The Company expects first quarter 2002 earnings per share to be about flat compared to 2001, and full year 2002 earnings per share to be up in the low to mid-single digit percentage range compared to 2001.

To hear the Company's live fourth quarter earnings conference call, log on to www.IntimateBrands.com at 8:45 a.m. EST on Thursday, February 28, 2002, or call 1-877-518-7312. To hear a replay of the earnings call, dial 1-800-294-4342, followed by the ID code IBI (424). An audio replay of the conference call, as well as additional financial information, will also be available at www.IntimateBrands.com.

About Intimate Brands, Inc.:
----------------------------
Intimate Brands, Inc. is the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. As of February 2, 2002, Victoria's Secret products are available through 906 lingerie and 495 beauty stores (of which 96 are stand-alone), the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. The Company offers a broad selection of personal care, home fragrance and decor products through 1,584 Bath & Body Works and 127 White Barn Candle Company stores (of which 31 are stand-alone).

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release or the fourth quarter earnings call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or the fourth quarter earnings call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The forward-looking information provided in this press release or the fourth quarter earnings call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


                                      ###

For further information, please contact:
Debbie J. Mitchell
Vice President, Communications and Investor Relations
Intimate Brands, Inc.
(614) 415-7546
www.IntimateBrands.com

(attachment: Consolidated Statements of Income, pages 3-5)

                             INTIMATE BRANDS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
 Thirteen Weeks Ended February 2, 2002 and Fourteen Weeks Ended February 3, 2001
                      (In thousands except per share data)

The following adjusted results exclude special and nonrecurring items.

                                          Adjusted                   Adjusted
                                            2001        % of Sales      2000       % of Sales
                                         ----------     ----------  ----------     ----------
Net Sales                                $1,936,477       100.0%    $1,937,534        100.0%
                                         ----------     ----------  ----------     ----------
Gross Income                                909,292        47.0%       813,928         42.0%
General, Administrative and Store          (407,726)      (21.1%)     (426,630)       (22.0%)
                                         ----------     ----------  ----------     ----------
   Operating Expenses
Operating Income                            501,566        25.9%       387,298         20.0%
Interest Expense                             (2,582)       (0.1%)       (8,826)        (0.5%)
Other Income (Expense), Net                    (694)       (0.0%)          428          0.0%
                                         ----------     ----------  ----------     ----------
Minority Interest                                 0         0.0%             0          0.0%
                                         ----------     ----------  ----------     ----------
Income Before Income Taxes                  498,290        25.7%       378,900         19.6%
Income Tax Expense                          198,400        10.2%       151,400          7.8%
   Effective Rate                             39.8%                      40.0%
                                         ----------     ----------  ----------     ----------
Net Income                                 $299,890        15.5%      $227,500         11.7%
                                         ==========     ==========  ==========     ==========
Earnings Per Diluted Share                    $0.61                      $0.46
                                         ==========                 ==========
Weighted Average Diluted Shares
  Outstanding                               494,244                    495,851

The following are the reported results.

                                           Actual                     Actual
                                            2001        % of Sales      2000       % of Sales
                                         ----------     ----------  ----------     ----------
Net Sales                                $1,936,477       100.0%    $1,937,534        100.0%
                                         ----------     ----------  ----------     ----------
Gross Income                                909,292        47.0%       813,928         42.0%
General, Administrative and Store          (407,726)      (21.1%)     (426,630)       (22.0%)
  Operating Expenses
Special and Nonrecurring Item                     -            -        (9,900)        (0.5%)
                                         ----------     ----------  ----------     ----------
Operating Income                            501,566        25.9%       377,398         19.5%
Interest Expense                             (2,582)       (0.1%)       (8,826)        (0.5%)
Other Income (Expense), Net                    (694)       (0.0%)          428          0.0%
                                         ----------     ----------  ----------     ----------
Minority Interest                                 -         0.0%             -          0.0%
                                         ----------     ----------  ----------     ----------
Income Before Income Taxes                  498,290        25.7%       369,000         19.0%
Income Tax Expense                          198,400        10.2%       147,400          7.6%
   Effective Rate                             39.8%                      39.9%
                                         ----------     ----------  ----------     ----------
Net Income                                 $299,890        15.5%      $221,600         11.4%
                                         ==========     ==========  ==========     ==========
Earnings Per Diluted Share                    $0.61                      $0.45
                                         ==========                 ==========
Earnings Per Share Excluding Special
  and Gain on Sale of Subsidiary Stock
                                         ==========                 ==========
Weighted Average Diluted Shares
  Outstanding                               494,244                    495,851
                                         ==========                 ==========

See Attached Notes to Consolidated Statements of Income

                             INTIMATE BRANDS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
         Fifty-Two Weeks Ended February 2, 2002 and Fifty-Three Weeks
                             Ended February 3, 2001
                     (In thousands except per share data)

The following adjusted results exclude special and nonrecurring items.

                                          Adjusted                    Adjusted
                                            2001        % of Sales      2000       % of Sales
                                         ----------     ----------  ----------     ----------
Net Sales                                $5,020,953       100.0%    $5,117,199        100.0%
                                         ----------     ----------  ----------     ----------
Gross Income                              2,008,058        40.0%     2,042,491         39.9%
General, Administrative and Store
  Operating Expenses                     (1,341,572)      (26.7%)   (1,288,135)       (25.2%)
                                         ----------     ----------  ----------     ----------
Operating Income                            666,486        13.3%       754,356         14.7%
Interest Expense                            (10,073)       (0.2%)      (27,549)        (0.5%)
Other Income (Expense), Net                  (3,188)       (0.1%)        3,559          0.1%
                                         ----------     ----------  ----------     ----------
Minority Interest                                 0         0.0%             0          0.0%
                                         ----------     ----------  ----------     ----------
Income Before Income Taxes                  653,225        13.0%       730,366         14.3%
Income Tax Expense                          260,000         5.2%       292,000          5.7%
   Effective Rate                             39.8%                      40.0%
                                         ----------     ----------  ----------     ----------
Net Income                                 $393,225         7.8%      $438,366          8.6%
                                         ==========     ==========  ==========     ==========
Earnings Per Diluted Share                    $0.80                      $0.88
                                         ==========                 ==========
Weighted Average Diluted Shares
  Outstanding                               494,035                    499,489
                                         ==========                 ==========

The following are the reported results.

                                           Actual                     Actual
                                            2001        % of Sales      2000       % of Sales
                                         ----------     ----------  ----------     ----------
Net Sales                                $5,020,953       100.0%    $5,117,199        100.0%
                                         ----------     ----------  ----------     ----------
Gross Income                              2,008,058        40.0%     2,042,491         39.9%
General, Administrative and Store
  Operating Expenses                     (1,341,572)      (26.7%)   (1,288,135)       (25.2%)
Special and Nonrecurring Item                     -            -        (9,900)        (0.2%)
                                         ----------     ----------  ----------     ----------
Operating Income                            666,486        13.3%       744,456         14.5%
Interest Expense                            (10,073)       (0.2%)      (27,549)        (0.5%)
Other Income (Expense), Net                  (3,188)       (0.1%)        3,559          0.1%
                                         ----------     ----------  ----------     ----------
Minority Interest                                 -         0.0%             -          0.0%
Gains on Sale of Stock by Investees               -         0.0%             -          0.0%
                                         ----------     ----------  ----------     ----------
Income Before Income Taxes                  653,225        13.0%       720,466         14.1%
Income Tax Expense                          260,000         5.2%       288,000          5.6%
   Effective Rate                             39.8%                      40.0%
                                         ----------     ----------  ----------     ----------
Net Income                                 $393,225         7.8%      $432,466          8.5%
                                         ==========     ==========  ==========     ==========
Earnings Per Diluted Share                    $0.80                      $0.87
                                         ==========                 ==========

Earnings Per Share Excluding Special
  and Nonrecurring Items
  and Gain on Sale of Subsidiary Stock
                                         ==========                 ==========

Weighted Average Diluted Shares
  Outstanding                               494,035                    499,489
                                         ==========                 ==========

See Attached Notes to Consolidated Statements of Income

                    INTIMATE BRANDS, INCL. AND SUBSIDIARIES
             NOTES TO UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

As part of the Company's ongoing strategy to enhance shareholder value, the Company recorded the following special item in 2000. The "Adjusted Results" provided in the attached unaudited Consolidated Statements of Income exclude this special item.

Fiscal 2000
-----------
o In the fourth quarter of 2000, the Company recognized a $9.9 million special and nonrecurring charge to close Bath & Body Works' nine stores in the United Kingdom.

Management believes the assumptions described above provide a reasonable basis on which to present the unaudited Adjusted Consolidated Statements of Income. The unaudited Adjusted Consolidated Statements of Income are provided to assist in investors' understanding of the Company's results of operations, and should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. The unaudited Adjusted Consolidated Statements of Income should be read in conjunction with the Company's historical financial statements and notes thereto contained in the Company's quarterly reports on Form 10-Q and annual report on Form 10-K.